Troutman Sanders LLP 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308-2216 troutman.com

Brinkley Dickerson D 404.885.3822 F 404.962.6743 brinkley.dickerson@troutman.com

May 14, 2018

BY EDGAR

Mr. Edwin Kim

Office of Information Technologies and Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GreenSky, Inc. Registration Statement on Form S-1 (File No. 333-224505) Submitted April 27, 2018 CIK No. 0001712923

Dear Mr. Kim:

This letter follows up on our telephone conversation on May 10, 2018.

On Thursday, April 26, 2018, by e-mail, a senior member of the management team of one of GreenSky’s bank partners introduced Nigel Morris, a director of GreenSky, to a reporter at American Banker in connection with an article that she was working on relating to the American Banker digital banking awards, a topic unrelated to GreenSky.

The reporter and one of Mr. Morris’ team members traded e-mails on scheduling an interview. In one of those e-mails, on Monday, April 30, 2018, the reporter asked. “Additionally, is Nigel commenting at all on GreenSky’s intent to IPO?” With respect to GreenSky, the team member wrote, “I will ask Nigel tomorrow if he wants to provide a soundbite on the IPO. Are you looking for a quick quote or something a bit longer.” The reporter responded, “Quick hit is fine. I’ve actually assigned it to a reporter for a write-up. I’d be passing it along.”

On Tuesday, May 1, 2018, the team member responded, “Below is a quote from Nigel. Please let us know if you need anything else. Also, if you end up altering the copy at all, we’d love to get a heads up.”

According to Nigel Morris, co-founder and former President of Capital One Financial and co-founder and managing partner of QED Investors, which in 2014 became the first institutional

Mr. Edwin Kim May 14, 2018 Page 2

investor in GreenSky: “We are delighted about the possibility of a GreenSky IPO! GreenSky is one of those truly magical win-win-win companies. Merchants, consumers, and banks all terrifically benefit from this unique platform.”

GreenSky learned of the quote on Thursday, May 5, 2018.

We have confirmed with Mr. Morris that there were no conversations or other e-mails between the reporter and him related to GreenSky. Moreover, he confirmed what GreenSky had told us, which was that GreenSky neither asked Mr. Morris to comment on the IPO nor was it aware that he was going to do so.

After learning of the above statement by Mr. Morris and its subsequent publication, and in accordance with Rule 433(f) under the Securities Act of 1933, GreenSky filed the statement as a post-filing free writing prospectus with the SEC on Tuesday, May 8, 2018. GreenSky confirms that (i) no payment or consideration was given by or on behalf of GreenSky or any other offering participant for the dissemination of the statement, and (ii) GreenSky filed the statement with the SEC within four business days after becoming aware of its publication and with the appropriate legend, as specified in Rule 433(f)(1)(ii). As a result, the conditions of Rule 433(b)(2)(i) requiring that a Section 10 prospectus, including a price range, precede or accompany the statement do not apply. Because the statement was timely filed and legended as a media free writing prospectus, the statement, to the extent it constituted an offer under Section 2(a)(3), is a compliant Section 10(b) prospectus.

Please let me know if there is any additional information that we can provide you.

Sincerely,

/s/ Brinkley Dickerson

Brinkley Dickerson